UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 19, 2005

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     X

No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

“Sokhie Puar”

Date:   May 19, 2005

Mr. Sokhie Puar, Director

ASSISTGLOBAL TECHNOLOGIES CORP.

#1304 - 925 W. Georgia Street

Vancouver, B.C.

V6C 3L2

Tel: 604-684-2181

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the Annual and Special Meeting of Members of AssistGlobal Technologies Corp., (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

June 14, 2005

at the hour of 9:30 in the forenoon (Vancouver time) for the following purposes:

1.

to receive the financial statements of the Company for its fiscal year ended December 31, 2004 and the report of the Auditors thereon;

2.

to fix the number of Directors at three (3);

3.

to elect Directors;

4.

to ratify the appointment of LDMB Advisors Inc., Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

5.

to consider and, if thought advisable, to pass, with or without amendment, an ordinary resolution to consolidate the issued shares on a basis of 4 to 1;

6.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution regarding the disposition of AssistGlobal Inc., representing a sale of substantially all of the assets of the Company;

7.

to consider, and if thought advisable, to pass a resolution by minority approval, approving transactions with related parties to the Company in connection with the disposition of AssistGlobal Inc.; and

8.

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the  enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 16th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"Geoffrey Dryer"

PRESIDENT

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

ASSISTGLOBAL TECHNOLOGIES CORP.

#1304 - 925 W. Georgia Street

Vancouver, B.C.

V6C 3L2

604-684-2181

www.assistglobal.com

INFORMATION CIRCULAR AS AT MAY 16, 2005

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by management of AssistGlobal Technologies Corp. ("the Company") for use at the Annual and Special General Meeting of shareholders of the Company to be held on June 14, 2005 (the "Meeting") and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained herein is stated as of May 16, 2005.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B6, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing that is, (a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and (b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners ("NOBO's").  Those Non-Registered Holders who have object to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners ("OBO's").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBO's , and indirectly through Intermediaries to the OBO's.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners who have not waived the right to received Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form ("VIF").  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIF's, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting - Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors.  For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 25, 2005 (the "Record Date") there were 17,623,343 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares(1)	Approximate % of Total Issued
440819 B.C. Ltd.(2)	2,642,756	15.0%

(1)

The above information was supplied to the Company by the shareholders and from the insider reports available at www.sedi.ca as at May 16, 2005.

(2)

440819 B.C. Ltd. is wholly owned by Catherine Stauber.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation(1)
SOKHIE PUAR(2) Richmond, British Columbia Director	September 9, 2003	449,500	President of SNJ Capital Ltd. since September, 1999; Registered Representative , Canaccord Capital Corporation from 1987 to 1998.
PRAVEEN K. VARSHNEY(2) Vancouver, British Columbia Chief Financial Officer	October 29, 1999 (previously from September 4, 1991 to May 13, 1997)	108,583	Principal, Varshney Capital Corp since January, 2000; Director and Officer of various publicly traded companies; formerly Principal of Varshney Chowdhry Group of Companies.
BIJAY SINGH Vancouver, British Columbia	To be nominated	205,000	Businessman, Associate in SNJ Capital Ltd.

(1)

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2)

Current member of the Audit Committee.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

  was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30      consecutive days;

  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

  or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

  has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Mr. Puar is currently the Chair of the Company's Compensation Committee.  The Company's Compensation Committee consists of Sokhie Puar, Robert Visser and Praveen Varshney.

Ms. Stauber is currently the Chair of the Company's Corporate Governance Committee.  The Company's Corporate Governance Committee consists of Catherine Stauber, Geoffrey Dryer, Sokhie Puar, Robert Visser and Praveen Varshney.

NOTES:

  The information as to shareholdings has been furnished by the respective nominees.

  Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEO's"):

  the Company's chief executive officer ("CEO");

  the Company's chief financial officer ("CFO");

  each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

  any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2004, the end of the most recently completed financial year of the Company, the Company had three (3) Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed financial years.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
GEOFFREY DRYER President	/04 /03 /02	$92,000 $92,000 n/a	Nil Nil n/a	Nil Nil Nil	200,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
CATHERINE M. STAUBER Chief Executive Officer	/04 /03 /02	$75,000 $75,000 n/a	Nil Nil n/a	Nil Nil Nil	250,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
PRAVEEN VARSHNEY Chief Financial Officer	/04 /03 /02	$60,000 Nil Nil	Nil Nil Nil	Nil $25,000(1) $69,500(2)	250,000 100,000 39,666(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. ("VCC"), the Company paid an aggregate of $25,000, being $5,000 per month to VCC during the fiscal year ended December 31, 2003. VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company, are directors.

(2)

For management and administrative services performed by O.M. Management Ltd., a company owned 100% by Praveen K. Varshney as to $15,000 for management fees and as to $6,000 for administrative services.  Pursuant to a management and administrative services agreement dated January 1, 2000 and amended June 1, 2002, the Company pays to O.M. Management Ltd., $2,500 per month for management services and $1,000 for per month for administrative services.  Effective December 31, 2002, the management and administrative agreement was terminated.

(3)

Adjusted to reflect 3:1 share consolidation.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year.  A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR's (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table, presented in accordance with the National Instrument 51-102 - Continuous Disclosure Regulation, sets forth stock options granted under the Company's Stock Option Plan during the most recently completed financial year, to the Named Executive Officers.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date ofGrant ($/Security)	Expiration Date
GEOFFREY DRYER President	200,000	10.2%	US$0.25	US$0.25	January 16, 2009
CATHERINE M. STAUBER Chief Executive Officer	250,000	12.75%	US$0.25	US$0.25	January 16, 2009
PRAVEEN VARSHNEY Chief Financial Officer	250,000 200,000	10.2% 12.75%	US$0.25 US$0.15	US$0.25 US$0.10	January 16, 2009 August 25, 2009

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable
GEOFFREY DRYER President	200,000	Nil	Nil	Nil
CATHERINE M. STAUBER Chief Executive Officer	200,000	Nil	Nil	Nil
PRAVEEN VARSHNEY Chief Financial Officer	200,000	Nil	Nil	Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  The closing market price of the Company's shares as at December 31, 2004 (ie. financial year end) was $0.11.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Executive Officers save for the following:

1.

Pursuant to a management contract dated January 1, 2004, between the Company's subsidiary, AssistGlobal Inc. ("AssistGlobal") and Catherine Stauber, the Company pays $75,000 per annum to Catherine Stauber.  The contract is for a term of three years.  If the contact is terminated prior to its term, all shares owned directly or indirectly by Catherine Stauber shall be relinquished to AssistGlobal.

2.

Pursuant to a management contract dated January 1, 2004, between the Company's subsidiary, AssistGlobal Inc. ("AssistGlobal") and Geoffrey Dryer, the Company pays $92,000 per annum to Geoffrey Dryer.  The contract is for a term of three years.  If the contact is terminated prior to its term, all shares owned directly or indirectly by Geoffrey Dryer shall be relinquished to AssistGlobal.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.  However, the Company pays $5,000 a month for management services performed by Varshney Capital Corp. ("VCC") and $5,000 a month for consulting services performed by SNJ Capital Ltd. ("SNJ").  For the year ended December 31, 2004, $25,000 was paid to VCC and $25,000 was paid to SNJ.  VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company, are directors. SNJ is a B.C. private company of which Sokhie Puar is a director.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to directors, who were not Executive Officers:

Directors	Total No. of Shares	Date of Grant	Price	Expiry Date
Sokhie Puar	250,000 200,000	January 16, 2004 August 25, 2004	US$0.25 US$0.15	January 16, 2009 August 25, 2009

The price range of securities traded in the 30 day period prior to the grant on January 16, 2004 was US$0.21 to US$0.25 and on August 25, 2004 was US$0.15 to US$0.20.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were exercised by directors, who were not Executive Officers:

Directors	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable
Sokhie Puar	50,000	Nil	Nil	Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price.  The closing market price of the Company's shares as at December 31, 2004 (ie. financial year end) was $0.11.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	2,606,000	$0.22	1,492,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,606,000	$0.22	1,492,000

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, no insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Company's audit committee is comprised of three directors: Sokhie Puar, Praveen Varshney, and Robert Visser.  As defined in MI 52-110, Praveen Varshney is not "independent"; Sokhie Puar and Robert Visser are both "independent".  Also as defined in MI 52-110, all of the audit committee members are "financially literate".

The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Annex "B" to this Information Circular.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.  "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$12,000.00 (Est.)	$300.00 (Est.)	$840.00(1)	Nil
December 31, 2003	$14,000.00	$287.50	$800.00(1)	Nil

(1)

Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to ratify the appointment of LDMB Advisors Inc., Chartered Accountants, of 6345 - 197th Street, Langley, British Columbia, V2Y 1K8, as Auditors for the Company and to authorize the Directors to fix their remuneration.  LDMB Advisors Inc., Chartered Accountants were first appointed as Auditors for the Company on September 9, 2003.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHARE CONSOLIDATION

Management are requesting shareholder acceptance of a consolidation of the Company's shares.  Management believes that the consolidation of the Company's issued share capital is necessary in order to raise further financing for the business of AssistGlobal Inc.  Management considers it prudent to seek acceptance for the consolidation from the shareholders of record for the 2005 Annual and Special General Meeting.  Under the B.C. Business Corporations Act and the Company's Articles, must be approved by a majority of the votes at the Meeting.

Accordingly, management is requesting approval of the shareholders to a consolidation of the Company's issued common shares on the basis of up to four (4) current common shares for one (1) new common share.

Accordingly, shareholders of the Company will be asked to approve, by Ordinary Resolution, the following:

"BE IT RESOLVED AS A ORDINARY RESOLUTION THAT all of the issued common shares without par value, being 17,623,343 as at May 16, 2005, be consolidated into common shares without par value, every four (4) of such shares before consolidation being consolidated into one share."

DISPOSITION OF ASSISTGLOBAL INC.

The Board of Directors of each of the Company and AssistGlobal Inc. ("AGI"), the Company's wholly owned subsidiary, have determined that it is in the best interests of both companies that the Company divest of all of its interest in AGI to the former principal shareholders of AGI (the "AGI Principals").   In that regard, the Company, AGI, and Geoffrey Dryer, Catherine Stauber, Robert Visser, Shelley Chapman, Steven Lisle and Angela Towle (collectively the "AGI Principals") have entered into a purchase and sale agreement dated effective May 16, 2005 (the "AGI Sale Agreement"), whereby the AGI Principals will return 7,322,914 shares of the Company, representing all the shares of the Company directly or indirectly held by the AGI Principals, in exchange for 100% of the shares of AGI.  The AGI Sale Agreement also provides that on closing of the purchase and sale Geoffrey Dryer, Catherine Stauber and Robert Visser will resign all positions held by them with the Company, and cancel all outstanding stock options directly or indirectly held by them.  The Company has also agreed to forgive $279,230 of intercorporate debt owed by AGI to the Company as part of the transaction.  In addition the Company will transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The AGI Sale Agreement has received the approval of the board of directors of the Company, with Geoffrey Dryer, Catherine Stauber and Robert Visser disclosing their interest in the transaction and abstaining from voting.  The disposition is subject to shareholder approval as described below, and to the final determination of the directors of the Company to proceed with the transaction.

Reasons for Disposition

The Board of Directors of the Company have determined that it is not in the best interests of the Company to proceed with the business of AGI.  This determination is based on the inability of the Company to attract and secure financing for the business of AGI despite various efforts of management to do so.  Management of the Company consider such a financing as necessary in order to meet ongoing financial requirements associated with the business of AGI over the next twelve months, as well as to fund the growth of AGI.  Management noted that AGI has not met the milestones for sales as originally contemplated in its business plan, which is in part due to the lack of ability to finance and in part due to a lack of organic growth.  Given the inability to finance and grow the business and meet business plan milestones, AGI as presently constituted represents a cash burden to the Company.  The Board of Directors have determined that a disposition of the subsidiary is required in order to restructure the Company including attracting additional capital, acquiring a new business or assets, and generally to build shareholder value.

The decision is also based in part on a review of the market price of the shares of the Company.  The Company is traded on the CNQ and OTC Bulletin Board.  In the last 12 months the shares have traded on the CNQ at a high of US$0.28 and a low of US$0.05, with the latest trade as at the date hereof occurring on May 11, 2005 at US$0.05.  Trades on the OTC Bulletin Board in the same period have ranged from a high of US$0.44 to a low of US$0.03, with the last trade posted at US$0.05 on May 10, 2005. Volume of trades on the CNQ and OTC Bulletin Board in the last 12 months from the date of this Information Circular totaled approximately 710,722 shares and 2,219,430 shares respectively.

Independent Valuation Report of AGI

The Board of Directors commissioned Evans & Evans, Inc. of Vancouver, British Columbia to prepare an independent valuation report in order to assist with their approval of the transaction.  The valuation report provides for a valuation of AGI in the range of $520,000 to $570,000.  The report is summarized in Annex "A" to this Information Circular.  A copy of the valuation will be provided to registered shareholders free of charge on request made to the Company by (i) mail to Suite 1304 - 925 West Georgia Street, Vancouver, British Columbia  V6C 3L2; or (ii) telephone to: (604) 684-3783.

Business of AGI

Information concerning the proposed transaction with the Company is discussed in Annex "A" attached to this Information Circular.

Other Material Transactions

AGI has entered into an agreement in principle with Meridex Software Corporation (TSX-V: MSC) whereby Meridex is considering the acquisition of the shares or assets of AGI.  The acquisition of AGI is subject to a number of conditions including the Company divesting its interest in AGI, board approval by each of Meridex and AGI, TSX Venture Exchange acceptance, and entering into a definitive agreement with AGI.  As at the date of this Information Circular, none of the above conditions have been met, and accordingly there can be no guarantee that Meridex and AGI will proceed with or complete the acquisition.

Approvals Sought

The disposition of AGI and related party transactions will require approval of resolutions as follows:  (i) a special resolution approving the sale of AGI, and (ii) minority approval of resolutions approving the transactions with insiders of the Company in connection with the disposition of AGI.

Special Resolution

The disposition of AssistGlobal Inc. pursuant to the AGI Sale Agreement will represent a sale of substantially all of the assets of the Company.  Pursuant to section 301 of the Business Corporations Act (B.C.) and the Articles of the Company, the transaction will require approval by a two-thirds majority of the shares properly voted at the Meeting.  Accordingly shareholders are asked to approve the following special resolution:

"BE IT RESOLVED BY SPECIAL RESOLUTION THAT:  The sale of AssistGlobal Inc. to Geoffrey Dryer, Catherine Stauber, Robert Visser, Shelley Chapman, Steven Lisle and Angela Towle, being former shareholders of AssistGlobal Inc., such sale representing a sale of all or substantially all of the undertaking of the Company, be approved, and the directors be authorized to take all necessary action to effect such disposition and the directors be further authorized to not proceed with the disposition in their discretion."

Minority Shareholder Approval

The AGI Sale Agreement involves the agreement of the Company to sell the shares of AGI to certain insiders of the Company, as well as the agreement of the Company to forgive approximately $279,230 of intercorporate debt owed by AGI to the Company and to the disposition of AssistGlobal (USA) Inc. to AGI.  The Company, as matter of corporate practice, is seeking the approval of minority shareholders to the foregoing related party agreements.  In determining whether minority approval has been obtained, the Company will exclude the votes attached to securities that, to the knowledge of the Company or any interested party or the directors or senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by (a) the Company; (b) an interested party; (c) a related party of an interested party, unless the related party meets that description solely in its capacity as a director or senior officer of one or more entities that are neither interested parties nor issuer insiders of the Company; or (d) a joint actor with a person or company referred to in paragraph (b) or (c) in respect of the transaction.   In the present case, minority approval will exclude votes attaching to shares beneficially owned or over which control or direction is exercised by Catherine Stauber, Geoffrey Dryer, Shelley Chapman and Robert Visser as at the record date of the Meeting.  Note that minority shareholder approval is being sought at the request of the board of directors, and a failure to obtain such minority approval will be taken as a indication to the board of directors of whether to proceed with the transaction or not.  The board of directors, however, reserves the right to proceed with the transaction in the absence of minority approval subject to compliance with applicable regulatory requirements.

Accordingly, shareholders will be asked to pass the following resolutions by way of minority approval:

"BE IT RESOLVED BY RESOLUTION PASSED BY MINORITY APPROVAL THAT the agreement of certain shareholders that are related parties to the Company to acquire the shares of AssistGlobal Inc. from the Company in exchange for the cancellation of 7,322,914 shares of the Company pursuant to a share purchase agreement dated May 16, 2005, and the agreement of the Company to forgive approximately $279,230 of intercorporate debt owed by AssistGlobal Inc. to the Company and to transfer ownership of AssistGlobal (USA) Inc. to AssistGlobal Inc., are hereby approved and authorized."

Shareholder Rights of Dissent

Pursuant to Sections 238 of the Business Corporations Act (British Columbia) (the "BC Act") each shareholder of the Company is entitled to dissent to the resolution approving the disposition by the Company of its ownership interest in AssistGlobal Inc.  The following is a summary of the operation of the provisions of the Company Act (British Columbia) relating to shareholder's dissent and appraisal rights.  Any shareholder of  the Company considering the exercise of his right of dissent should seek their own legal advice since failure to comply strictly with the provisions of the BC Act may prejudice his right of dissent.

Notice of Dissent.  A shareholder intending to dissent in respect of the resolution must, send written notice of dissent to the Company at least 2 days before the date on which the resolution is to be passed.  The notice of dissent should be delivered to the Company's at the following address:  #1304 - 925 W. Georgia Street, Vancouver, B.C., V6C 3L2.  A notice of dissent must set out the number, and the class and series, if applicable, of the notice shares, and must indicate in the manner prescribed under the BC Act whether the shareholder is the registered or beneficial shareholder of the shares, and identification of any beneficial and registered holders whose shares are the subject of the dissent.  The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates with respect to that beneficial owner, if the provisions of the BC Act are not complied with.  The giving of a notice of dissent does not deprive a shareholder of his right to vote on the resolution.  A vote against the special resolution or the execution or exercise of a proxy does not constitute notice of dissent.

A shareholder wishing to dissent must prepare a separate notice of dissent for each beneficial owner of the shares that are subject to the dissent.  A shareholder wishing to dissent must identify in each notice of dissent the person on whose behalf dissent is being exercised in that notice of dissent, and must dissent with respect to all of the shares, registered in the shareholder's name, held on behalf of such beneficial owner.  Without limiting the foregoing, a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Notice of intention to proceed.  If the Company is proceeding with the resolution in respect of which a notice of dissent has been sent, the Company upon receiving a notice of dissent must, send a notice to the dissenter in accordance with the BC Act, stating that the company intends to act, or has acted, as the case may be, on the authority of the resolution, and advising the dissenter of the manner in which dissent is to be completed.

Completion of dissent.  A dissenter who receives a notice from the Company must, if the dissenter wishes to proceed with the dissent, send to the Company, within one month after the date of the notice, a written statement that the dissenter requires the company to purchase all of the shares (the "notice shares"), the certificates representing the notice shares, and if the dissent is on behalf of a beneficial owner who is not the dissenting shareholder, a written statement that must (a) be signed by the beneficial owner on whose behalf dissent is being exercised, and (b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out the names of the registered owners of those other shares, the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and that dissent is being exercised in respect of all of those other shares.  After the dissenter has complied with the foregoing, the dissenter is deemed to have sold to the Company the notice shares.  If the dissenter fails to comply with the foregoing in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates with respect to those notice shares.  If a person on whose behalf dissent is being exercised fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with the foregoing, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates in respect of the shares that are beneficially owned by that person.  A dissenter who has complied with the foregoing may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares.

Payment for notice shares.  The Company and a dissenting shareholder who has complied with the requirements of the BC Act, may agree on the payout value, which shall be the fair value of those shares immediately before the passing of the resolution.  If the company and the shareholder have not agreed to a payout value, either may apply to court to have the payout value determined.

Loss of right to dissent.  The right of a dissenter to dissent with respect to notice shares terminates if before payment of the payout value if:  (i) the Company does not proceed with the resolution for any reason, (ii) the notice of dissent is withdrawn with the written consent of the Company, (iii) the dissenter consents to, or votes in favour of the resolution in respect of which the notice of dissent was sent, or (iv) by court order in accordance with the BC Act.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Financial information is provided in the Company's comparative financial statements and management's discussion and analysis ("MD&A") for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular.  Shareholders may request additional copies by (i) mail to Suite 1304 - 925 West Georgia Street, Vancouver, British Columbia  V6C 3L2; or (ii) telephone to: (604) 684-3783.

BY ORDER OF THE BOARD OF DIRECTORS

"Geoffrey Dryer"

Geoffrey Dryer, President

May 16, 2005

ANNEX  "A"

To the Information Circular dated May 16, 2005 respecting the Annual & Special General Meeting of Shareholders of AssistGlobal Technologies Corp.

INFORMATION CONCERNING THE DISPOSITION OF ASSISTGLOBAL INC.

TABLE OF CONTENTS

SUMMARY OF TRANSACTION

2

BUSINESS OF AGI

2

CONSIDERATION OFFERED

3

REASONS FOR THE SALE OF AGI

4

TRADING IN SECURITIES OF THE COMPANY

4

OWNERSHIP OF SECURITIES OF THE COMPANY

4

COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY

5

PARTICIPATING SHAREHOLDERS

5

MATERIAL CHANGES IN THE AFFAIRS OF THE COMPANY

6

PREVIOUS PURCHASES AND SALES

6

FINANCIAL STATEMENTS

6

VALUATION

6

PRIOR VALUATIONS

9

APPROVAL OF TRANSACTION

9

PREVIOUS DISTRIBUTIONS

9

DIVIDEND POLICY

10

OTHER MATERIAL FACTS

10

CONSENT OF VALUATOR

11

SUMMARY OF TRANSACTION

The Board of Directors of each of the Company and AssistGlobal Inc. ("AGI"), the Company's wholly owned subsidiary, have determined that it is in the best interests of both companies that the Company divest of all of its interest in AGI to the former principal shareholders of AGI (the "AGI Principals").   In that regard, the Company, AGI, and Geoffrey Dryer, Catherine Stauber, Robert Visser, Shelley Chapman, Steven Lisle and Angela Towle (collectively the "AGI Principals") have entered into a purchase and sale agreement dated effective May 16, 2005 (the "AGI Sale Agreement"), whereby the AGI Principals will return 7,322,914 shares of the Company, representing all the shares of the Company directly or indirectly held by the AGI Principals, in exchange for 100% of the shares of AGI (the "AGI Shares").  The AGI Sale Agreement also provides that Geoffrey Dryer, Catherine Stauber and Robert Visser will resign all positions held by them with the Company on closing of the purchase and sale.  The Company has also agreed to forgive $279,230 of intercorporate debt owed by AGI to the Company as part of the transaction.  In addition the Company will transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The AGI Sale Agreement has received the approval of the board of directors of the Company, with Geoffrey Dryer, Catherine Stauber and Robert Visser disclosing their interest in the transaction and abstaining from voting.  The disposition is subject to shareholder approval as described below, and to the final determination of the directors of the Company to proceed with the transaction.

HISTORY AND BUSINESS OF THE COMPANY AND AGI

Corporate Information on the Company

AssistGlobal Technologies Corp. was incorporated in British Columbia, Canada, by registration of its memorandum and articles under the British Columbia Company Act (since replaced by the British Columbia Business Corporations Act) on September 15, 1987, under the name "Grand Resources Inc."  The Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.  The Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991.  The Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1:1.5 basis effective August 7, 1996.  The Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.  The Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." and subdivided its share capital on a 1:3 basis effective September 23, 2003.

The Company's common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) since September 28, 1993 (trading symbol "IGN").  As of November 19, 1997, the Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGN-IF".  Effective January 30, 1998, the Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  The Company currently trades on the OTCBB Market under the trading symbol "AGBTF".

The Company's head and principal office is located at Suite 1304-925 West Georgia Street, Vancouver, British Columbia , Canada V6C 3L2.  The Company's registered and records office is located at suite 1200, 750 West Pender Street, Vancouver, British Columbia, Canada  V6C 2T8.

The Company has two wholly owned subsidiaries as follows: AssistGlobal Inc., (formerly AssistGlobal.com Communications Inc.), a Canadian federally incorporated company, is the operating subsidiary; and AssistGlobal USA Inc., incorporated in the State of Nevada, which is presently not conducting any significant operations.

Corporate Information on AGI

AGI was incorporated on February 25, 2000 under the Business Corporations Act (Canada) in 2000 with the name

2

A.S.P. Global.com Communications Inc.  Its name was subsequently changed to AssistGlobal.com Communications Inc. on April 20, 2000 and to AssistGlobal Inc. on December 9, 2003.  The head office of AGI is located at Suite #349-6450 Roberts Street, Burnaby, British Columbia.  In July of 2003, AGI completed a share exchange with the Company, whereby AGI became a wholly owned subsidiary of the Company.  The transaction involved the acquisition by the Company of all the issued shares of AGI from the former shareholders of AGI, in exchange for 10,350,000 shares of the Company at a deemed price of $0.35 per share.

The current directors and officers of AGI are as follows:  Geoffrey Dryer, President and Director; Catherine Stauber, Secretary and Director; Robert Visser, Director; and Steve Lisle, Director.

Business of AGI

AGI is a reseller of project and facilities management software from ARCHIBUS, Inc. and Primavera Systems, Inc.  In addition, AGI owns several proprietary software products, including the following:

-

MicroView FM 3.0 - Personal data assistant tools for mobile facilities management;

-

HVAC and Electrical Version 2.61 - Management tool for ventilation, air conditioning, power and lighting data;

-

Parking Manager 1.2 - A parking operation and patrol tool for use with ARCHIBUS/FM software; and

-

Delivery Manager 1.05 - A logistics and delivery tracking tool for use with ARCHIBUS/FM.

A full description of these products can be viewed on AGI's website at www.assistglobal.com.  AGI also provides consulting services in connection with these software offerings, including implementation, hosting, training, customization and support services to users of the software.  Hosting services are provided from AGI's secure hosting infrastructure.  AGI services primarily larger corporate and other institutional clients that require complex facilities and project management programs.

The following table summarizes selected information with respect to AGI's financial operations during the last two financial years.  The information is extracted from the Company's financial statements which accompany this information circular, and should be read in connection with such financial statements including the notes thereto.

	Year Ending Dec. 31, 2004 ($)	Year Ending Dec. 31, 2003 ($)
Revenue	690,403	651,290
Gross profit	201,074	173,123
Net loss	718,439	528,432

Working Capital (Deficiency)	(198,593)	(210,463)
Property and Equipment	70,007	43,527
Long Term Liabilities	55,652	57,845
Shareholders' equity (deficit):
Dollar amount	(184,237)	(224,780)
Number of securities	17,284,764	14,890,898

CONSIDERATION OFFERED

The AGI Principals will return 7,322,914 shares of the Company to treasury for cancellation by the Company in exchange for the AGI Shares, the shares of AssistGlobal (USA) Inc. and the forgiveness of $279,230 of debt.  The trading prices of the Company's shares are described below.  As at March 17, 2005, the date the disposition of AGI was first publicly announced by the Company, the closing prices of the Company's shares on the CNQ and OTC Bulletin Board were US$0.10 and US$0.07, respectively.  The closing price as at May 13, 2005 was US$0.05 on both the CNQ and OTC Bulletin Board.  Based on these closing prices, the market value of the Company's shares being returned for cancellation by the AGI Principals was between US$732,291 and US$512,603 as at March 17,

3

2005 and US$366,146 as at May 13, 2005.  The independent directors, based on the independent valuation of AGI as described below believe the value of the shares being returned is fair and appropriate consideration for the AGI Shares and the forgiveness of $279,230 of debt owed by AGI to the Company.  The AGI Principals will also cancel all stock options held by them on closing of the transaction.

REASONS FOR THE SALE OF AGI

The Board of Directors of the Company have determined that it is not in the best interests of the Company to proceed with the business of AGI.  This determination is based on the inability of the Company to attract and secure financing for the business of AGI despite various efforts of management to do so.  Management of the Company consider such a financing as necessary in order to meet ongoing financial requirements associated with the business of AGI over the next twelve months, as well as to fund the growth of AGI.  Management noted that AGI has not met the milestones for sales as originally contemplated in its business plan, which is in part due to the lack of ability to finance and in part due to a lack of organic growth.  Given the inability to finance and grow the business and meet business plan milestones, AGI as presently constituted represents a cash burden to the Company.  The Board of Directors have determined that a disposition of the subsidiary is required in order to restructure the Company including attracting additional capital, acquiring a new business or assets, and generally to build shareholder value.

The decision is also based in part on a review of the market price of the shares of the Company.  The Company is traded on the CNQ and OTC Bulletin Board.  In the last 12 months the shares have traded on the CNQ at a high of US$0.28 and a low of US$0.05, with the latest trade as at the date hereof occurring on May 11, 2005 at US$0.05.  Trades on the OTC Bulletin Board in the same period have ranged from a high of US$0.44 to a low of US$0.03, with the last trade posted at US$0.05 on May 10, 2005. Volume of trades on the CNQ and OTC Bulletin Board in the last 12 months from the date of the Information Circular totalled approximately 710,722 shares and 2,219,430 shares respectively.

TRADING IN SECURITIES OF THE COMPANY

The Shares are listed and posted for trading on both the CNQ and the OTC Bulletin Board.  The following table sets forth the high and low closing prices (in US$) and volumes of the Shares traded for the twelve-month period preceding the date of the Information Circular:

	CNQ			OTC Bulletin Board
Month	High ($)	Low ($)	Total Volume	High ($)	Low ($)	Total Volume
May16-31/04	$0.26	$0.26	1,800	$0.345	$0.23	331,367
Jun/04	$0.28	$0.25	15,000	$0.2985	$0.23	318,765
July/04	$0.28	$0.23	25,169	$0.28	$0.14	132,180
August/04	$0.15	$0.10	115,499	$0.15	$0.10	176,941
September/04	$0.15	$0.14	78,831	$0.16	$0.08	308,741
October/04	$0.11	$0.11	40,000	$0.15	$0.09	58,472
November/04	$0.13	$0.10	205,883	$0.14	$0.08	290,833
December/04	$0.09	$0.14	90,833	$0.15	$0.07	55,047
January/05	$0.09	$0.10	78,332	N/A	N/A	None
February/05	$0.05	$0.05	9,375	$0.07	$0.07	67,204
March/05	$0.10	$0.10	10,000	$0.07	$0.05	232,382
April/05	N/A	N/A	None	$0.05	$0.03	125,498
To May16/05	$0.05	$0.05	40,500	$0.05	$0.04	23,333

The initial proposal to dispose of AGI was announced by the Company on March 17, 2005.  The closing prices of the Shares on the CNQ and OTC Bulletin Board on March 17, 2005, being the last trading day immediately preceding the announcement, were US$0.10 and US$0.07, respectively.

4

OWNERSHIP OF SECURITIES OF THE COMPANY

To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at May 16, 2005, the number of outstanding securities of the Company beneficially owned, or over which control or direction is exercised by each director and senior officer of the Company, each associate of a director or senior officer of the Company, each person or company that holds more than 10% of the Shares and any person or company acting jointly or in concert with the Company.

Name	Position with Company (if applicable)	Shares Held (1)	Percentage of Shares Pre Sale of AGI	Percentage of Shares Post Sale of AGI
440819 B.C. Ltd.	shareholder	2,642,756(2)	15.0%	0%
Sokhie Puar	Director	449,500	2.55%	4.36%
Praveen K. Varshney	Chief Financial Officer	108,583	0.62%	1.05%
Bijay Singh	To be nominated	205,000	1.16%	1.99%

(1)

The information as to Shares beneficially owned or controlled has been furnished by the Significant Shareholder.

(2)

440819 B.C. Ltd. is a private company owned by Catherine Stauber, a director and officer of the Company.

COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY

Except as described below there are no commitments by the Company or, to the knowledge of the Company after reasonable enquiry, by any director or senior officer of the Company, any of their respective associates, or the AGI Principals to acquire equity securities of the Company.

Pursuant to the AGI Sale Agreement the AGI Principals agreed to return 7,322,914 shares of the Company to treasury for cancellation, representing approximately 41.55% of the issued shares of the Company.  Pursuant to the agreement, the Company has agreed, upon closing of the disposition of AGI, to forgive approximately $279, 230 of inter-corporate debt, and surrender all shares of AGI held by the Company for cancellation by AGI.  Catherine Stauber, Robert Visser and Geoffrey Dryer have also agreed to resign as directors and officers of the Company concurrently with the completion of the disposition of AGI.  Upon completion of these transactions, the Company will have disposed of all of its interest in AGI, and control of AGI will have returned to its former principal shareholders.

PARTICIPATING SHAREHOLDERS

The following table identifies the AGI Principals and the number of shares of the Company that each holds, and pursuant to the AGI Sale Agreement, will cancel.

Name	Number of Company Shares to be cancelled
Geoffrey M. Dryer/Shelley D. Chapman	2,942,756
440189 B.C. Ltd. (Catherine Stauber)	2,642,756
Robert C. Visser	572,663
Steven T. Lisle	776,493
Angela Towle	388,246
Total	7,322,914

5

Upon completion of the disposition pursuant to the AGI Sale Agreement, the foregoing AGI Principals will hold 100% of the issued and outstanding shares of AGI.

MATERIAL CHANGES IN THE AFFAIRS OF THE COMPANY

In addition to the cancellation of Company shares held by the AGI Principals, pursuant to the AGI Sale Agreement  the Company has agreed, upon the completion of the disposition of AGI, to forgive approximately $279, 230 of inter-corporate debt.  Catherine Stauber and Geoffrey Dryer have also agreed to resign as directors and officers of the Company concurrently with the completion of the disposition of AGI.  Upon completion of these transactions, the Company will have disposed of all of its interest in AGI, and control of AGI will have returned to its former principal shareholders.  The Company will also transfer its ownership of AssistGlobal (USA) Inc. to AGI.

At the Company's 2005 Annual General Meeting, shareholders are being asked to approve a roll-back of the common shares of the Company on a 4 existing shares for each new share basis.

PREVIOUS PURCHASES AND SALES

No securities of the Company have been purchased or sold by the Company during the twelve months preceding the date of the Information Circular, excluding stock options, warrants and conversion rights.

FINANCIAL STATEMENTS

The interim financial statements of the Company for the three month period ended March 31, 2004 will be filed with the Alberta, British Columbia and Ontario Securities Commissions.  When filed, they may be viewed at www.sedar.com.   In addition, copies of such statements may be obtained by Shareholders of the Company, without charge, upon request to the Secretary of the Company at 1304 - 925 W. Georgia Street, Vancouver, B.C., V6C 3L2.

VALUATION

Engagement of Valuator

The Board of Directors commissioned Evans & Evans, Inc. of Vancouver ("Evans") to prepare an independent valuation report (the "Evans Report") in order to assist with their approval of the transaction.  The Evans Report was prepared with respect to the fair market value of 100% of the issued and outstanding shares of AGI as at February 28, 2005 and is dated April 28, 2005.  The Company paid Evans directly for the Evans Report.

Credentials of Valuator

Evans is an independent chartered business valuation firm.  The Evans Report preparation, and related fieldwork and due diligence investigations, were carried out by Michael A. Evans, Richard W. Evans and Jennifer Lucas.

Since founding Evans in 1989, Michael A. Evans has been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations and feasibility studies for submission to various Canadian stock exchanges and securities commissions, as well as for private purposes.  Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983); and the professional designations of chartered Financial Analyst (CFA) and Chartered Business Valuator (CBV).  He is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts (ICFA), the Vancouver Society of Financial Analysts (VSFA), the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Richard W. Evans has been involved in the preparation of over 300 reports similar to those of Michael A. Evans since joining Evans in 1992.  Richard W. Evans has over eighteen years' experience in the computer and technology

6

industries and was involved with over fifty software, hardware and telecommunications organizations.  Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1984); and the professional designation of Chartered Business Valuator (CBV).  He is a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Jennifer Lucas, MBA, CBV joined Evans in 1997 and has since been involved in writing and reviewing over 200 valuation and due diligence reports for public and private transactions. She possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan.  Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995); and the professional designation of Chartered Business Valuator.  She is also a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Independence of Valuator

Evans is, for the purposes of preparing the Evans Report, an independent chartered business valuation firm.  None of the partners, employees or associates of Evans has, or anticipates the acquisition of any interest in the assets, shares or business undertakings of the Company and/or AGI.  Neither Evans nor any of its affiliates are an advisor to the Company.

Scope of Review

In preparing the Valuation, Evans carried out the work necessary to complete the Valuation and relied extensively on information, materials and representations provided by the Company's management and associated representatives.  Evans also conducted other investigative exercises including, but not limited to, conversations with third party advisors and tax professionals. Evans was granted access to management of the Company and their advisors and, to its knowledge, was not denied any type of requested information that might be considered to be material to the Valuation.

Copy of Valuation

Evans delivered the Valuation to the Company dated as of April 28, 2005. A copy of the full Valuation may be obtained on request upon payment of a charge sufficient to cover printing and postage from the Corporate Secretary, AssistGlobal Technologies Corp., at Suite 1304, 925 West Georgia Street, Vancouver, B.C. V6C 3L2 (or by telephone request made to: (604) 684-3783).

General Assumptions and Limitations

Evans relied extensively on information, materials and representations provided to it by the Company's management and associated representatives.  The authors of the Evans Report obtained written confirmation from management of the Company that it had reviewed the Evans Report in detail and that the information and management's representations contained in the Evans Report are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Evans Report.

Evans has assumed that the Company and all of its related parties and their principals have no current and/or other contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, not judgments rendered against, other than those disclosed by management of the Company and included in the Evans Report that would affect Evans' evaluation or comments.

Evans has further assumed that the Company's financial information, as provided by the Company's representatives and management, are assumed to be accurate and complete and Evans has not verified the accuracy or completeness of this financial data.

7

Lastly, based on representations from management of AGI, Evans has assumed that the terms of an agreement in principle made with Meridex Software Corporation ("Meridex") whereby Meridex is proposing to enter into an agreement to acquire 100% of the shares or assets of AGI, have not yet been arrived at, namely that the price and consideration to be paid by Meridex for AGI has not yet been settled.  This is a critical assumption of the Evans Report in that had such information been available, the authors of the Evans Report would have considered the impact of such arms' length negotiations on the valuation conclusions contained therein.

Definition of Fair Market Value

For the purposes of the Evans Report, fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arms' length and under no compulsion to act, expressed in terms of cash.

Valuation Methodology

The Valuation is based upon techniques and assumptions that Evans considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the shares of AGI.

In preparing the Valuation, Evans considered the most relevant valuation approaches for a going-concern company that has incurred losses over the past three years to be (i) the Capitalized Cash Flow or Earnings Approach, (ii) the Discounted Cash Flow Approach, (iii) the Replacement Cost Approach, (iv) the Trading Price Approach, (v) the Historical Transactions Approach, and (vi) the Multiple of Revenues Approach.  Evans considered, among other things, the following:

1.

the Capitalized Cash Flow or Earnings Approach were deemed inappropriate due to a lack of consistently positive earnings and/or cash flow;

2.

the Discounted Cash Flow Approach was deemed inappropriate as the assumption of a minimum of US$500,000 in new funding and the completion of two acquisitions by the Company could not be reasonably assumed, given the Company's three year financial projections;

3.

the Replacement Cost Approach is primarily used in valuing technology or intangible assets, which have yet to generate significant revenues and income. Given that the Company has been generating revenues from its products and services for over five years, and that the Valuation was to be based of the value of 100% of the Company and not the assets, this method was deemed inappropriate;

4.

the Trading Price Approach was carefully examined by the authors of the Evans Report, however it was deemed inappropriate due to the low trading volumes of the Company's shares on the CNQ Exchange in the three months preceding the Valuation date;

5.

the Historical Transactions Approach was deemed not to be indicative of the fair market value of AGI as at the date of the Valuation due to a lack of recent significant issuances of shares by the Company and the Company's and AGI's unsuccessful attempts to secure new funding.

Accordingly, in connection with preparing the Valuation, Evans considered that the most appropriate method for valuing the Shares was the Multiple of Revenues Approach.

Multiple of Revenues Approach

Evans used this approach given its widely accepted use within the field of valuation and the fact that notional purchasers are likely to compare the Company to other organizations providing competitive and/or like products and services within similar marketplaces.  Evans reviewed over 100 companies and examined data on firms active in the provision of asset management, project management and integration products and services whose common shares trade on North American stock exchanges.  Of these companies, Evans chose six as the basis for calculating average multiples and discounts which were applied to the actual 2004 results of the Company, as referred to in Schedule 4.0 to the Evans Report.

8

Based on a review of comparable public companies, Evans used the multiple of these companies' trailing twelve month revenue results to determine a range of value for AGI.  Evans applied a discount to the determined public company multiples.  Evans took the comparable information and applied a discount to the multiple to reflect the fact that the comparable companies are much larger public companies with larger asset bases.  Evans believed that a discount in the range of 35% to 40% was reasonable as a rate that would be applied against AGI's actual results.

Valuation Conclusion

The Multiple of Revenues Approach resulted in a fair market value of AGI at $520,000 to $570,000.

The fair market value range indicates goodwill in the range of $400,000 to $450,000 and the tangible asset backing of approximately $116,000.

PRIOR VALUATIONS

To the best of the knowledge of management of the Company, after reasonable enquiry, there have been no prior valuations prepared in respect of AGI or the Company during the past 24 months.

APPROVAL OF TRANSACTION

The AGI Sale Agreement has received the approval of the board of directors of the Company, with Geoffrey Dryer, Catherine Stauber and Robert Visser disclosing their interest in the transaction and abstaining from voting.  The disposition is subject to the approval of shareholders as described in the Information Circular, and to the final determination of the directors of the Company to proceed with the transaction.

PREVIOUS DISTRIBUTION

The following tables set forth certain information, including price per Share and aggregate proceeds to the Company, in respect of distributions of Shares made by the Company during the five years preceding the Offer:

Distributions of Shares for Cash

Date of Distribution

Price Per Share

Aggregate Proceeds

Number of Shares

May 12, 2000

$0.60

$600,000

1,000,000 (Units PP)

Mar. 15 2000

$0.62

$31,000

50,000 (Exer. Stock Opts)

Sept. 26, 2003

$0.16

$315,800

1,973,750 (for cash)

Nov. 25, 2003

$0.30

$30,000

100,000 (Exer St. Opts)

Dec. 9, 2003

$0.30

$30,000

100,000 (Exer.St. Opts)

Jan. 29, 2004

US$0.25

US$250,000

1,000,000 (Exer. Stock Opts)

April 6, 2004

US$0.25

US$105,000

420,000 (Units PP)

Distributions of Shares other than for Cash

Date of Distribution

Price Per Share

Aggregate Proceeds

Number of Shares

May 12, 2000

$0.60 (deemed)

$59,100 (deemed)

98,500 (PP Finder's Fee)

Oct. 15, 2003

$0.35 (deemed)

$3,622,500 (deemed)

10,350,000 (for Assist Inc.)

Oct. 15, 2003

$0.16 (deemed)

$120,000 (deemed)

750,000 (Finder's Fee)

Nov. 16, 2004

$0.14 (deemed)

$28,000 (deemed)

200,000 (for I.R. Services)

The Company completed a share consolidation on a 3 old for 1 new share basis effective September 23, 2003.

9

DIVIDENDS

Neither the Company or AGI has any restrictions that could prevent the payment of dividends on their respective common shares.  Neither the Company or AGI have any current plans to declare dividends or to implement a dividend policy.

OTHER MATERIAL FACTS

AGI has entered into an agreement in principle with Meridex Software Corporation (TSX-V: MSC) whereby Meridex is considering the acquisition of the shares or assets of AGI.  The acquisition of AGI is subject to a number of conditions including the Company divesting its interest in AGI, board approval by each of Meridex and AGI, TSX Venture Exchange acceptance, and entering into a definitive agreement with AGI.  As at the date of this Information Circular, none of the above conditions have been met, and accordingly there can be no guarantee that Meridex and AGI will proceed with or complete the acquisition.

10

CONSENT OF VALUATOR

To: The Directors of

ASSISTGLOBAL TECHNOLOGIES CORP.

We hereby consent to the inclusion of our name in the Information Circular dated May 16, 2005 respecting the sale by AssistGlobal Technologies Corp. of AssistGlobal Inc., and the inclusion of the summary of our valuation contained in the section entitled "Valuation" in the Annex "A" to the Circular.

Vancouver, British Columbia

"EVANS & EVANS, INC."

EVANS & EVANS, INC.

May 17, 2005

11

ANNEX "B"

AUDIT COMMITTEE CHARTER

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least three members of the Board of Directors (the "Board"), a majority of whom shall be "unrelated directors".

All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a balance sheet, an income statement and a cash flow statement).

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.  MEETINGS OF THE COMMITTEE SHALL BE CONDUCTED AS FOLLOWS:

Interpretation:  "unrelated director" means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates, and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer.  A chair or vice chair of the board of directors who is not a member of management and does not otherwise provide management services to the Company is not considered to be a related director.

1.

the Committee shall meet at least four times annually at such times and at such locations as maybe requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

2.

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

3.

the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

(a)

Chief Executive Officer

(b)

Chief Operating Officer

(c)

Chief Financial Officer

(d)

other management representatives shall be invited to attend as necessary.

4.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

D.  ROLES AND RESPONSIBILITIES

    1.

The overall duties and responsibilities of the Committee shall be as follows:

  to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements;

  to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

  to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

  to report regularly to the Board on the fulfillment of its duties and responsibilities.

    2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

  to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

  to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

  review the audit plan of the external auditors prior to the commencement of the audit;

  to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Company's financial and auditing personnel;

(iv)

co-operation received from the Company's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Company;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

  to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

  to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

  periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

  review and approve the internal audit plan; and

  review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

  review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

  review compliance under the Company's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

  review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

  periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

  review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

  review and approve the financial sections of:

  the annual report to shareholders;

  the annual information form;

  prospectuses;

  other public reports requiring approval by the Board; and

  report to the Board with respect thereto;

  review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

  review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

  review and report on the integrity of the Company's consolidated financial statements;

  review the minutes of any audit committee meeting of subsidiary companies;

  review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in     which such matters have been disclosed in the consolidated financial statements;

  review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

  develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

Proxy

  ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS  OF

ASSISTGLOBAL TECHNOLOGIES CORP.

(the "Company")

To be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia on Tuesday, June 14, 2005 at 9:30 AM.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Sokhie Puar, a Director of the Company, or failing this person, Praveen K. Varshney, a Director of the Company, or Edward L. Mayerhofer, solicitor for the Company, or in the place of the foregoing,                                                     (print name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular):

	For	Against	Withhold
1. To fix the number of Directors at three (3);			N/A
2. To elect as Director, Sokhie Puar;		N/A
3. To elect as Director, Praveen K. Varshney;		N/A
4. To elect as Director, Bijay Singh.		N/A
5. To ratify the appointment of LDMB Advisors Inc., Chartered Accountants, as auditors for the Company at a remuneration to be fixed by the Directors		N/A
6. To approve by Ordinary Resolution, a share consolidation of the Company as set out in the Information Circular.			N/A
7. To approve by Special Resolution, the disposition of AssistGlobal Inc.			N/A

 8.  To approve on a majority of the minority basis the acquisition of shares of AssistGlobal Inc. by certain shareholders that are related parties to the Company in exchange for the cancellation of  7,322,914 shares of the Company.

9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

                             THIS PROXY MUST BE SIGNED AND DATED.

                           SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

.A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

   appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia  V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR

INTERNET VOTING AT http://www.stocktronics.com/webvote

Request for Voting Instructions ("VIF")

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ASSISTGLOBAL TECHNOLOGIES CORP.

(the "Company")

To be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia on Tuesday, June 14, 2005 at 9:30 am

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below.  Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.  In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions.  Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of Directors at three (3);			N/A
2. To elect as Director, Sokhie Puar;		N/A
3. To elect as Director, Praveen K. Varshney;		N/A
4. To elect as Director, Bijay Singh.		N/A
5. To ratify the appointment of LDMB Advisors Inc., Chartered Accountants, as auditors for the Company at a remuneration to be fixed by the Directors		N/A
6. To approve by Ordinary Resolution, a share consolidation of the Company as set out in the Information Circular.			N/A
7. To approve by Special Resolution, the disposition of AssistGlobal Inc.			N/A

 8.    To approve on a majority of the minority basis the acquisition of shares of AssistGlobal Inc. by certain shareholders that are related parties to the Company in exchange for the cancellation of  7,322,914 shares of the Company.

9. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote.  If you require assistance in this regard, please contact     Yasmin Juma       at PCTC at 604-689-9853.

(enter name of CSR here)

                 PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

       SECURITYHOLDER SIGN HERE:

       DATE SIGNED:

             PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

 BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

 OR INTERNET VOTING AT http://www.stocktronics.com/webvote